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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              TELEMUNDO GROUP, INC.
                                (Name of Issuer)




                      Series A Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   105303101
                                 (CUSIP Number)

                                 Mark G. Ewald
                              BEM Management, Inc.
                               520 Madison Avenue
                            New York, New York 10022
                                 (212) 832-8720
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 1996
              (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].


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SCHEDULE 13D

CUSIP No. 105303101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                              a[ ]
                                                              b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                     7.      SOLE VOTING POWER
                                     None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                        435,000
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                             None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                                    435,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  435,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  IN

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SCHEDULE 13D

CUSIP No. 105303101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                          a[ ]
                                                          b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                  7.     SOLE VOTING POWER
                                  None

                  8.     SHARED VOTING POWER
  SHARES                        435,000
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                 10.     SHARED DISPOSITIVE POWER
                                435,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  435,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.8%

14.      TYPE OF REPORTING PERSON*
                  IN


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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of Telemundo Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2290 West 8th Avenue, Hialeah, Florida 33010.

Item 2. Identity and Background

                  The Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), a United States citizen, in his capacity as (a) one of the two managing general partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"), and (b) chairman of BEM International Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management") that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM International" and, together with BEM, the "Funds"); and (2) Mark Metzger ("Mr. Metzger"), a United States citizen, in his capacity as (a) one of the two managing general partners of BEM and (b) vice chairman of BEM International Management. Mr. Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                  Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger, as chairman and vice chairman,

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respectively, of BEM International Management and pursuant to various contractual arrangements are primarily responsible for the management of BEM International's assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 35th Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr. Metzger. The principal business offices of BEM International Management and BEM International are located at Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

                  The shares of Series A Common Stock which are the subject of this Statement are held by BEM (312,000 shares) and BEM International (123,000 shares).

                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Funds expended an aggregate of approximately $6,352,500 (including brokerage commissions) to purchase the 435,000 shares of Series A Common Stock held by them. The source of these monies was working capital of the respective Funds.

Item 4.  Purpose of Transaction

                  The purpose of the acquisition of the shares of Series A Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Series A Common Stock for his own account or for the account of either or both of the Funds from time to time and may dispose of any or all of the shares of Series A Common Stock held by him or the Funds at any time.

                  Except as set forth above, neither of the Reporting Persons nor, to the best of their knowledge, the Funds have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.


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Item 5. Interest in Securities of the Issuer

        (a)-(b) On the date of this Statement:

                  1. Mr. Blau and Mr. Metzger each has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 435,000 shares of Series A Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Such shares represent approximately 6.8% of the issued and outstanding shares of Series A Common Stock. Mr. Blau and Mr. Metzger share voting power and dispositive power over these shares of Series A Common Stock.

                  2. The percentages used herein are calculated based upon the 6,414,864 shares of Series A Common Stock stated to be issued and outstanding at April 18, 1996, as reflected in the Company's Proxy Statement dated May 13, 1996.

                   (c) The trading dates, number of shares purchased and price per share (including commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were effected on the NASDAQ.

                   (d) Not applicable.

                   (e) Not applicable.


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Item 6.  Contracts, Arrangements, Understandings, or Relationships with
         Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A:  Joint Filing Agreement among the Reporting
                              Persons.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 1996




                                       /s/ Lawrence M. Blau
                                           Lawrence M. Blau



                                       /s/ Mark Metgzer
                                           Mark Metzger


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                                                   Schedule I



                            Date                 Shares Purchased         Price Per Share
                            ----                 ----------------         ---------------
BEM Partners, L.P.         4/16/96                    24,000                 $17.12
                           5/16/96                    72,000                  22.12
                           5/20/96                     7,000                  20.50
                           5/21/96                    10,000                  20.50

BEM International Ltd.     4/16/96                     6,000                  17.12
                           5/16/96                    28,000                  22.12
                           5/20/96                     3,000                  20.50
                           5/21/96                     5,000                  20.50
